EXHIBIT 12.1

UGI UTILITIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	Nine Months Ended June 30, 2006	Year Ended September 30,
		2005	2004	2003	2002
Earnings:
Earnings before income taxes	$80,863	$84,953	$83,098	$100,212	$73,665
Interest expense	16,138	18,079	17,698	17,412	16,365
Amortization of debt discount and expense	162	247	233	244	287
Estimated interest component of rental expense	1,238	1,568	1,477	1,434	1,563

	$98,401	$104,847	$102,506	$119,302	$91,880

Fixed Charges:
Interest expense	$16,138	$18,079	$17,698	$17,412	$16,365
Amortization of debt discount and expense	162	247	233	244	287
Allowance for funds used during construction (capitalized interest)	70	22	11	7	19
Estimated interest component of rental expense	1,238	1,568	1,477	1,434	1,563

	$17,608	$19,916	$19,419	$19,097	$18,234

Ratio of earnings to fixed charges	5.59	5.26	5.28	6.25	5.04